Mail Stop 4561

September 27, 2007

Ross Silvey
Chief Executive Officer
Interim Capital Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89109

>   RE: Interim Capital Corp.
>   Registration Statement of form 10-SB
>   File No. 000-51502
>   Filed on August 18, 2005

Dear Mr. Silvey:

　　　We issued comments to you on the above captioned filing on October 24, 2005. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 12, 2007, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

　　　If you do not respond to the outstanding comments or contact us by October 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

　　　Please contact Stacie D. Gorman at 202-551-3585 if you have any questions.

>   Sincerely,

>   Karen J. Garnett
>   Assistant Director